VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

On May 6, 2016 SciVac Therapeutics, Inc. changed its name to VBI Vaccines Inc., as further discussed below in “Business Activities”. The following discussion and analysis of the results of operations and financial position of VBI Vaccines Inc. (“VBI”, “SciVac” or “the Company”) (formerly SciVac Therapeutics Inc.) for the for the three months ended March 31, 2016 should be read in conjunction with the March 31, 2016 Unaudited Interim Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This document should also be read in conjunction with our “Risk Factors” which begin on page 40 of the Company’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2015, as amended on April 8, 2016 (the “SciVac F-4”).

This Management Discussion and Analysis (“MD&A”) is dated May 11, 2016 and discloses specified information up to that date. The Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Throughout this report we refer to “VBI”, “SciVac”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of VBI Vaccines Inc. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.vbivaccines.com.

All amounts herein are expressed in US dollars (the Company’s presentation currency) unless otherwise indicated.

Forward Looking Statements

This MD&A contains forward-looking statements that reflect the current view of management with respect to future events and financial performance. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

When used in this document, words such as ‘estimate’, ‘expect’, ‘anticipate’, ‘believe’, ‘may’, ‘plan’, ‘intend’ and similar expressions are intended to describe forward-looking statements and as such involve inherent risks and uncertainties. Such factors include, among others, the Company’s stage of development, lack of any product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect the Company’s intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: products that the Company develops may not succeed in preclinical or clinical trials: the Company’s future operating results are uncertain and likely to fluctuate; the Company may not be able to raise additional capital; the Company may not be successful in establishing additional corporate collaborations or licensing arrangements; the Company may not be able to establish marketing and the costs of launching the Company’s products may be greater than anticipated; the Company has no experience in commercial manufacturing; it may face unknown risks related to intellectual property matters; and the Company faces increased competition from pharmaceutical and biotechnology companies.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” herein, which refers the reader to the risk factors as set out in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, which is available on the Company’s SEDAR profile at www.sedar.com. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Business Overview and Strategy

VBI is a commercial-stage, biopharmaceutical company focused on developing, producing and marketing recombinant healthcare biotechnology derived products to prevent and treat infectious and immune diseases. We currently manufacture our lead product, Sci-B-Vac™, a third generation Hepatitis B (“HBV”) vaccine for adults, children and newborns, which is registered in twelve countries throughout the world. Sci-B-Vac™, has not yet been approved by the U.S. Food and Drug Administration (the “FDA”) or the European Medicines Agency (the “EMA”). In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B-Vac™, is considered the standard of care. We have sold more than 1.5 million units in Israel. Certain clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline’s Engerix-B®, one of the primary existing HBV vaccines available for the hepatitis B virus, in preventing hepatitis B infection. We are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™ for sale for vaccination of pre-dialysis and HIV patients in the United States and the European Union (the “EU”), respectively. Our wholly-owned subsidiary in Rehovot, Israel, currently manufactures and sells our lead product, Sci-B-Vac™.

We have also created our own research and development center in order to develop bacterial (E. Coli) and mammalian cell (Chinese Hamster Ovary (“CHO”)) manufacturing technology, and we offer contract development and current good manufacturing practices (“cGMP”) manufacturing services for phase I/II clinical studies and additional R&D services for other life science and biotechnology companies.

We may also seek to in-license late-stage drugs that we believe complement our product portfolio, including small molecule therapeutics for niche indications in oncology.

Following our acquisition on May 6, 2016 (see Business Activities), we are developing novel technologies that seek to expand vaccine protection in large, underserved markets. These include an enveloped “Virus Like Particle” or “eVLP” vaccine platform that allows for the design of enveloped virus-like particle vaccines that closely mimic the target viruses. Using this proprietary technology platform, the Company has undertaken specific projects related to human cytomegalovirus (“CMV”) and other antigens.

Overall Performance

The Company had net losses of approximately $1.1 million and $1.8 million for the three months ended March 31, 2016 and 2015, respectively. The Company has an accumulated deficit of $82.9 million as of March 31, 2016. The Company had $11.0 million of cash at March 31, 2016 and net working capital of approximately $9.8 million.

Our net cash used in operating activities was $1.4 million and $1 million for the three months ended March 31, 2016 and 2015, respectively, an increase of $0.4 million. Our net cash used in operating activities for the three months ended March 31, 2016 resulted from our net loss of $1.1 million, non-cash changes in working capital of $0.5 million offset by non-cash charges of $0.2 million.

Our net cash used in investing activities was $0.1 million and $0.1 million for the three months ended March 31, 2016 and 2015, respectively.

Our net cash provided by financing activities was $nil and $1 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in cash provided by financing activities over the three months ended March 31, 2016 compared to same period in 2015 was primarily related to cash provided by related party loans.

Business Activities

General

At present, the Company’s operations are focused on:

●	Manufacturing and sale of Sci-B-Vac™ in territories where it is currently registered.

●	Preparing for clinical trials to support various marketing authorizations in the U.S. and Europe.

●	Providing contracted services, primarily to customers in the pharmaceutical and biotechnology sectors.

●	Continuing the research and development of our product candidates, including the exploration and development of new product candidates.

●	Scaling-up manufacturing capabilities to commercialize products and dose forms for which we may obtain regulatory approval.

●	Conducting human proof-of-concept clinical trials with our initial targeted vaccine.

●	Maintaining, expanding and protecting our intellectual property portfolio.

Regulatory and Quality Control

In November 2015, we initiated a Phase IV trial entitled: “an open label, single arm, single center clinical study in healthy subjects to qualify an in-house reference standard batch of Sci-B-Vac™”. The primary goal of the study is to validate the new in-house reference standard vaccine for routine quality control purposes, in compliance with the European Pharmacopeia and the Israeli Ministry of Health. We anticipate the trial will be completed by the second quarter of 2017, and an interim analysis is planned during the third quarter of 2016.

R&D Services

The Company provides services for the biotechnology industry in Israel. These services include relevant activities for development and manufacturing of therapeutic proteins according to international standards and cGMP quality level suitable for toxicological studies in animals and clinical studies (phase I & II) in humans. Service activities include analytics/bio analytics methods for development and process development of therapeutic proteins starting with a lead candidate clone through the upstream, purification, formulation and filling processes and manufacturing for Phase I & II clinical trials.

These R&D services are primarily marketed to Israeli research community in academia and biotechnology companies in the life sciences in Israel lacking the infrastructure or experience in the development and production of therapeutic proteins in the standards and quality required for clinical trials for human use. In the three months of 2016 and 2015 the Company provided services to more than 10 biotech companies including analytical development, upstream development process, protein purification and formulation and filling for phase I clinical studies.

Consummation of Merger

On May 6, 2016, the Company completed its previously disclosed proposed acquisition of VBI Vaccines Inc., a Delaware corporation (“VBI”). Pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of December 17, 2015 (as amended, the “Merger Agreement”), by and among the Company, Seniccav Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“Sub”), and VBI. Pursuant to the terms of the Merger Agreement, on the Closing Date, Sub merged with and into VBI, with VBI continuing as the surviving corporation and as a wholly owned subsidiary of the Company (the “Merger”). VBI has proprietary vaccine development platforms, a pipeline of preventative and therapeutic vaccine candidates and strong vaccine development expertise.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of VBI’s common stock, par value $0.0001 per share (“VBI Common Stock”), was converted into the right to receive common shares of the Company, having no par value per share (“SciVac Common Shares”), in the ratio of 0.520208 SciVac Common Shares for each share of VBI Common Stock (the “Exchange Ratio”). The Exchange Ratio gives effect to the 1:40 share consolidation of SciVac Common Shares effected on April 29, 2016. In addition, each outstanding option or warrant to purchase a share of VBI Common Stock was converted into an option or warrant to purchase, on the same terms and conditions, a number of SciVac Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of VBI Common Stock subject to such option or warrant multiplied by (ii) the Exchange Ratio at an exercise price per share computed by dividing the per share exercise price under each such option or warrant by the Exchange Ratio and rounding up to the nearest cent.

The foregoing description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to SciVac’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission on December 23, 2015, as amended (the “SciVac F-4”).

The following table summarizes the estimated purchase price and goodwill calculations based on the closing price on the May 6, 2016 common stock closing price of $ 4.61 and the pro forma consolidation of March 31, 2016 net asset and liabilities (in thousands):

Estimated Fair Value of VBI Common Stock	$63,534
Plus: Fair value of replacement Stock Options	2,600
Plus: Fair value of replacement Warrants	703
Plus: Assumed Debt	1,996
Estimated Fair Value of Total Consideration transferred	$68,733

Estimated Fair Value of Consideration transferred	$68,733
Less: Debt free Working Capital	2,955
Less: Net Tangible assets	113
Less: Estimated Intangible assets to be recognized	60,400
Estimated Goodwill	$4,246

The following pro forma results of operations assume the acquisition of VBI occurred on January 1, 2015. The pro forma results for the year ended December 31, 2015 presented below reflect the historical data of the Company and the historical data of VBI. The pro forma results of operations presented below may not be indicative of the results the Company would have achieved had the Company completed the Merger on January 1, 2015, or that the Company may achieve in the future.

	For three months ended March 31, 2016	For the year ended December 31, 2015
(in thousands, except per share data)
Revenues	$78	$1,351
Net loss	9,527	30,867
Net loss per share	$0.29	$1.17

Name Change and Exchange Listings

On the Closing Date, the Company changed its name to “VBI Vaccines Inc.” and received approval for the listing of the SciVac Common Shares on The Nasdaq Capital Market.

The SciVac Common Shares will commence trading on The Nasdaq Capital Market at the opening of trading on May 9, 2015 under the Company’s new name, VBI Vaccines Inc., and the ticker symbol VBIV.

Currently, the Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VAC”. The ticker will remain SciVac’s prior ticker, “VAC”, for several days post-closing to allow the TSX to reflect the name and symbol change, following which VBI Vaccines Inc. will trade on the TSX under its new symbol, “VBV”.

Officers and Directors

In connection with the consummation of the Merger and pursuant to the terms of the Merger Agreement, each of Dr. Curtis A. Lockshin, Dmitry Genkin, Kate Inman, David Rector and Craig Edelstein resigned from the Company’s board of directors (the “Board”) and any committees of the Board on which he or she served. Additionally, Dr. Curtis A. Lockshin resigned from his position as Chief Executive Officer. In accordance with the Company’s governing documents, the Board appointed Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla to fill the Board vacancies left by the resigning directors. Consequently, the Board is currently composed of seven members: new directors Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla; and continuing directors Adam Logal and Steven D. Rubin.

Also in connection with the Merger, the current Board appointed Jeff Baxter to serve as President and Chief Executive Officer, David E. Anderson, Ph.D, as Chief Scientific Officer and Dr. Curtis A. Lockshin, as Chief Technology Officer. Mr. James J. Martin continues to serve as Chief Financial Officer.

For biographical information regarding each of the Company’s current directors and officers, including the newly-appointed directors and executive officers, please refer to the information included under the heading “SciVac Management Following the Merger” contained in the SciVac F-4, which biographical information is incorporated herein by reference.

New Principal Executive Offices

Effective as of the Effective Time, SciVac relocated its principal executive offices from Gad Feinstein Rd. POB 580, Rehovot, Israel 7610303, to 222 Third Street, Suite 2241, Cambridge, Massachusetts 02142.

Review of Operating Results

Revenues:

For the three month periods ended March 31,

	2016 $	2015$	$ Change in 2016	% change in 2016
Net Products Revenues	4,000	105,000	(101,000)	(96)%
Services Revenues	44,000	318,000	(274,000)	(86)%
Total Revenues	48,000	423,000	(375,000)	(89)%

Net Products revenue for the three month periods ended March 31, 2016 was $4,000 as compared to $ 105,000 for the three month periods ended March 31, 2015. The products revenue decrease of $101,000, or 96%, was primarily the result of a temporary shutdown of production during the first quarter of 2016 for maintenance and construction. Production was fully restored by the end of the first quarter.

Services revenue is primarily milestone based and can vary from period to period. Services revenue for the three month periods ended March 31, 2016 was $44,000, as compared to $318,000 for the three month periods ended March 31, 2015. The services revenue decrease of $274,000, or 86%, was primarily a result of the completion of a large milestone on a services project during the three month periods ended March 31, 2015.

Total revenue for the three month periods ended March 31, 2016 was $48,000, as compared to $423,000 for the three month periods ended March 31, 2015. The total revenue decrease of $375,000 or 89% was primarily a result of the reasons described above.

Revenue by Geographic Region

	2016 $	2015 $	$ Change in 2016	% change in 2016
Revenue in Israel	40,000	143,000	(99,000)	(69)%
Revenue in Asia	4,000	-	4,000	N/A
Revenue in Europe	4,000	280,000	(276,000)	(99)%
Total Revenue	48,000	423,000	(375,000)	(89)%

Revenue in Israel for the three month periods ended March 31, 2016 was $44,000 as compared to $143,000 for the three month periods ended March 31, 2015. The revenue in Israel decreased by $99,000 or 69% primarily from a decrease in product revenue resulting from the shutdown described above.

Revenue in Asia for the three month periods ended March 31, 2016 was $5,000 as compared to $0 for the three month periods ended March 31, 2015. The revenue in Asia increased by $4,000 from Product sales.

Revenue in Europe for the three month periods ended March 31, 2016 was $4,000 as compared to $280,000 for the three month periods ended March 31, 2015. The revenue in Europe decreased by $276,000 or 99% primarily from the completion of large milestone on a services project during the three months ended March 31, 2015.

Cost of revenues:

For the three month periods ended March 31,

	2016 $	2015$	$ Change in 2016	% change in 2016
Cost of revenues	377,000	749,000	(372,000)	(50)%

Cost of revenues, or COGS, for three month periods ended March 31, 2016 was $377,000 as compared to $749,000 for the three month periods ended March 31, 2015. The COGS decrease of $372,000, or 50%, was primarily a result of a decrease of production activities as a result of a temporary shutdown of manufacturing during the first quarter of 2016 for maintenance and construction.

General, Administrative and Selling expense:

For the three month periods ended March 31, 2016

	2016 $	2015$	$ Change in 2016	% change in 2016
General, administrative and selling expense.	1,980,000	737,000	1,243,000	169%

General, Administrative and Selling, or GA&S, expense for year ended March 31, 2016 was $1,980,000, as compared to $737,000 for the three month periods ended March 31, 2015. The GA&S expense increase of $1,243,000, or 169%, was primarily a result of an increase in salaries of $0.5 million, legal expenses of $0.2 million, investor relations of $0.2 million and consultant expense related to VBI Vaccines Inc. merger activities.

Research and Development expense:

For the month periods ended March 31,

	2016 $	2015$	$ Change in 2016	% change in 2016
Research and development	254,000	115,000	139,000	120%

Research and Development, or R&D, expense for the month periods ended March 31, 2016 was $254,000 as compared to $115,000 for the month periods ended March 31, 2015. The R&D expense increase of $139,000 or 120% was primarily the result of the Phase IV clinical trial that initiated in November 2015.

Interest expense and foreign exchange (gain) loss:

For the three month periods ended March 31,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Interest expense	25,000	370,000	(345,000)	(93)%
Foreign exchange (gain) loss	(1,509,000)	348,000	(1,857,000)	(534)%

The interest expense decrease of $345,000 is a result of the deemed interest of certain related party loans that were held in SciVac LTD (“SciVac”) prior to the reverse takeover transaction with Levon Resources Ltd. that closed in 2015.

The increase in foreign exchange gain of $1,509,000, as compared to a foreign exchange loss in the 2015 period of $348,000, is the result of the strengthening of the CAD dollar and ILS as compared to the U.S. dollar.

Liquidity and Capital Resources

	March 31, 2016 $	December 31, 2015 $	Change in 2015 $	Change in 2015 $
Current assets	12,962,000	14,522,000	1,560,000	(11)%
Current liabilities	3,136,000	2,929,000	207,000	7%
Working Capital	9,826,000	11,593,000	(1,767,000)	(15)%
Accumulated deficit	82,854,000	81,775,000	1,079,000	1%

As at March 31, 2016, we had cash and cash equivalents of $10,960,000, as compared to $12,476,000 as at December 31, 2015. As at March 31, 2016, the Company had working capital of $9,826,000, as compared to working capital of $11,593,000 at December 31, 2015. Working capital is calculated by subtracting current liabilities from current assets.

We anticipate that our existing funds will be sufficient to maintain current operations beyond the next twelve months.

Our actual future capital requirements will depend on many factors, including product sales outside of Israel, the progress and results of our clinical trials, the duration and cost of discovery and preclinical development, and laboratory testing and clinical trials for our products, the timing and outcome of regulatory review of our products, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the number and development requirements of other product candidates that we pursue and the costs of commercialization activities, including product marketing, sales and distribution.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We currently do not have any commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. The sale of additional equity or debt securities will likely result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

Off-Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Transactions with Related Parties

In April 2013, SciVac entered into a Development and Manufacturing Agreement with Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Open Joint Stock Company Pharmsynthez (“Pharmsynthez”), pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form.

On December 10, 2015, the Company entered into a settlement agreement and three separate termination agreements with Pharmsynthez, to put into order the outstanding agreements and understandings between the parties. Further to this settlement agreement, the following agreements remain in force (in addition to the termination agreements):

●	On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically continue at the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. Further to the abovementioned settlement agreement, the aggregate amount of $468,000 already remitted to SciVac by Pharmsynthez is to be credited against future orders of products by Pharmsynthez in accordance with the terms and conditions of the distribution agreements. The deposit has been classified as long-term deferred revenue in December 31, 2015 and March 31, 2016. During the three months ended March 31, 2016 and 2015, no revenue was recognized as contract research and development revenue on completion of the milestones.

●	SciVac entered into a material transfer agreement with Pharmsynthez and Ferring, dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase I material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

The Chairman of the Board of both Kevelt and Pharmsynthez is also a director of the Company. As of March 31, 2016, the Company had deferred revenue related to the above contracts for Kevelt and Pharmsynthez as reflected in the following table:

	Total Deferred Revenue $	Short Term $	Long Term $
Pharmsynthez	468,750	-	468,750
Kevelt	2,492,670	1,521,670	971,000
Non-related party	200,000	-	200,000
Total	3,161,420	1,521,670	1,639,750

SciVac entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), a subsidiary of OPKO, dated as of March 15, 2015, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio for a term of three years. Payment terms under this agreement are determined in accordance with invoices sent by SciVac to OPKO Bio for services rendered. OPKO Bio may terminate this agreement at any time by providing 60 days prior written notice to SciVac.

Significant Accounting Judgements and Estimates

The preparation of consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of US GAAP during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of, but not limited to, the following: the expected usage of the asset by the Company, typical product life cycles for similar assets, changes in market demand for the asset’s associated products, technical or technological obsolescence, expected actions by competitors or potential competitors, the Company’s ability and intention to maintain the asset in good standing, the period of control of the asset or changes thereto, and any relevant expiry dates for the asset.. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

The determination of the Company and its subsidiary’s functional currency

The functional currency of the Company and its subsidiary is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Allowance for doubtful accounts

The Company provides a specific allowance for doubtful debts, which in management’s opinion adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable. Doubtful debts, which according to Company’s management assessment are unlikely to be collected, are written-off from the Company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivables balance, an evaluation of the security received from them and past experience.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the year ended March 31, 2016.

Financial Instruments

Fair value

Financial instrument disclosures establish a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company primarily applies the market approach for recurring fair value measurements. This section describes three input levels that may be used to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis. The Company does not have any financial instruments in this category.

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments whose carrying value approximates fair value

Cash and cash equivalents and trade accounts receivable are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

The fair value of accounts payable may be less than its carrying value due to liquidity risk.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or valuation of its financial instruments. The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the NIS in Israel or CAD in Canada, primarily US$ denominated expenses for research and development and certain consultants. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its US$.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents are exposed to credit risk. The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash and cash equivalents at high credit rated Canadian, U.S. and Israeli financial institutions. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows (expressed in U.S. dollars):

	March 31, 2016	December 31, 2015

Cash and cash equivalents held at major financial institutions:
Canada	10,597,000	11,979,000
U.S	16,000	29,000
Israel	347,000	468,000

Total (as presented in the Financial Position)	10,960,000	12,476,000

Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates. The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

As of March 31, 2016, cash held in savings accounts and term deposits was $11 million. The interest rates range from 0.0% to 0.5%.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has sufficient current assets to meet short-term business requirements. At March 31, 2016, the Company had current liabilities of $3,136,000. Trade accounts payable are subject to normal trade terms.

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of May 11, 2016.

Common Shares: The Company had 32,696,820 shares outstanding as of May 11, 2016.

Stock Options: The Company had 2,104,365 outstanding stock options as May 11, 2016.

Warrants: The Company had 363,771 outstanding warrants as of May 11, 2016.

Changes in Accounting Policies including Initial Adoption

During fiscal year 2016, the Company transitioned its accounting from IFRS to U.S. GAAP. The transition was made retrospectively for all periods presented. The transition to U.S. GAAP included the adoption of any relevant accounting pronouncements effective for the fiscal years ended prior to December 31, 2015

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with US GAAP. Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2016. During the period ended March 31, 2016 the Company experienced a change of personnel operating in financial reporting and, upon completion of the Arrangement, there was a change in control and senior management of the Company. The Company has concluded that there has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed period that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.